THE BANK OF NEW YORK MELLON

Depositary Receipts Division

240 Greenwich Street

New York, New York 10286

May 6, 2021

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Office of International Corporate Finance, Division of Corporation Finance

RE:	Registration Statement on Form F-6 filed on behalf of Jet2 PLC (File No. 333-253267) (the “Form F-6”)

Ladies and Gentlemen:

The Bank of New York Mellon, as depositary (the “Depositary”), on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares (the “ADSs”) representing shares of common stock (the “Shares”) of Jet2 PLC (the “Company”), hereby applies to withdraw the above referenced Form F-6 pursuant to Rule 477 under the Securities Act of 1933, as amended.

The grounds for this application to withdraw the Form F-6 are as follows:

The Form F-6 was filed on February 18, 2021 and declared effective immediately pursuant to Rule 466. The Depositary no longer wishes to maintain a depositary receipt program representing Shares of the Company. No securities have been issued under the F-6.

If you should have any questions about this application, please contact our counsel in this matter, Dwayne Latimore of Emmet, Marvin & Martin, LLP, at (212) 238-3167.

Very truly yours,

Legal entity created by the agreement for the issuance of American Depositary Shares representing common stock of Jet2 PLC.

By: The Bank of New York Mellon,

as Depositary

By: /s/ Robert W. Goad

Name: Robert W. Goad

Title: Managing Director

cc: Dwayne B. Latimore, Esq.

Emmet, Marvin & Martin, LLP

dlatimore@emmetmarvin.com